Exhibit 99.1

February 2021 NASDAQ / TASE: SFET Company Presentation

2 NASDAQ / TASE : SFET Forward - Looking Statements This presentation of Safe - T® Group Ltd . (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses its estimated 2020 gross margins and revenues, its expected 2025 organic revenue, the potential of its products, its strategy and growth drivers, market potential for its products and future market growth . The presentation also contains preliminary estimates with respect to certain of the Company’s 2020 results based on currently available information . The financial close process and review for 2020 are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from the preliminary estimates . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20 - F filed with the Securities and Exchange Commission (“SEC”) on March 31 , 2020 , and in any subsequent filings with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . © 2021 Safe - T Group Ltd. All Rights Reserved

3 NASDAQ / TASE : SFET About Safe - T Group Ltd. We are a leading provider of IP proxy (intelligent data collection) & cybersecurity solutions Rapidly penetrating $10B+ cybersecurity market Highly - scalable business model with 50%+ gross margins 2 Strong balance sheet ($13.8M 3 in cash & no debt) 1) As of February 2, 2021 2) 2020 unaudited estimates 3) Based on September 30, 2020 results 4) As of September 30, 2020 Safe - T Group Ltd. NASDAQ / TASE : SFET ADS Price 1 $1.51 Market Cap 1 $27.4M Revenue 2 $4.9M Gross Margins (TTM) 3 53.0% Cash 3 $13.8M Total Debt 3 $0.0M ADS Outstanding 4 18.2M FD ADS Outstanding 4 27.7M Float 4 18.2M Employees 4 50 Headquarters Herzliya, Israel Tier - 1 Partners & Distributors Customers Industry Recognition

Structure & Opportunity

Safe-t

Cybersecurity

- ✓ ZoneZero, a Zero Trust Network Access (ZTNA) business
- ✓ Proprietary advantages for granting access (internal or external users)
- ✓ Massive market opportunity ($10B+)

Business IP Proxy

- ✓ An alternative data collection business (NetNut)
- ✓ World's fastest and most advanced & secured business proxy network (no third-party computers are utilized)

Current Revenue[1]



IP Proxy
~80%
$4.9M
Cybersecurity
~20%

Expected 2025 Organic Revenue



IP Proxy
~40%
$50M
Cybersecurity
~60%

1) 2020 unaudited estimates.

NASDAQ / TASE : SFET
4

5 NASDAQ / TASE : SFET Large Market Opportunity Global Secure Remote Access (Zero Trust Network Access) cybersecurity market expected to grow to $10B+ by 2025 1 $76M $ 260 M 2018 2019 2020 2021 2022 2023 2024 2025 $3.1B $10.6B 2019 2020 2021 2022 2023 2024 2025 Global IP Proxy market for current use cases expected to grow to $260M by 2025 (only six key players) 2 1) https://www.marketsandmarkets.com/Market - Reports/software - defined - perimeter - market - 141863014.html 2) Frost & Sullivan, Global IP Proxy Network Market, July 2019 Cybersecurity Business IP Proxy 22.5% CAGR YoY

6 NASDAQ / TASE : SFET Cybersecurity Lags Dangerously Behind Modern cybersecurity challenges: COVID - 19 has dramatically accelerated work - from - home (WFH) Employees, clients, partners & service providers connect through unsecured networks (i . e . home & coffee shops) The attack surface has increased exponentially Most organizations currently operate with old cybersecurity architectures Fast replacement of old architectures is almost impossible Organization’s Network On - prem IT Cloud IT Employees In the Office Third Party Vendors Contractors Employees Working from Home “ If I ’ m going to work from home for an extended period of time, or it ’ s going to be a more permanent part of how we work , then we ’ ll need to do something different “ Michael Dell, Chairman and CEO of Dell Technologies

7 NASDAQ / TASE : SFET Threats Are Real NASDAQ / TASE : SFET We offer the only solution designed to easily connect to current infrastructure & dramatically reduce the attack surface Examples of 2020 Cyber Attacks (VPN, Ransomware & Supply Chain) 2,244 Average Cyberattacks Per Day $3.9 Million Average Cost of Data Breach $6 Trillion Total Annual Cost of Data Breaches 7 Source: Cyber Observer

8 NASDAQ / TASE : SFET Our Cybersecurity Solutions ZoneZero Ρ , a Zero Trust Network Access (ZTNA) solution, provides secure access for on - premise and hybrid cloud environments The ONLY secure access platform that can use OR replace an organization’s legacy/existing VPN infrastructure & allow secure access across any type of user ▪ External non - VPN users (contractors, WFH) ▪ External VPN users (employees) ▪ Internal employees Unlike standard access solutions, we control access according to the user’s identity and role Patented , outbound based technology “Validate First, Access Later” 8 NASDAQ / TASE : SFET Sample Customers Watch a demo

9 NASDAQ / TASE : SFET Cybersecurity Sales & Growth Strategy We leverage an indirect sales model by engaging with top tier partners with deep experience & large sales teams ▪ Distributor/reseller/integrator ▪ OEMS (white labeled or branded) Key Benefits Include : local knowledge, scalable, sector & geographic expertise, cost - effective & uniqueness of product Working with Safe - T incentivizes and provides partners with the ability to offer innovative solutions not available anywhere else Secured 50+ Partners in Last 6 Months Growth Drivers M&A – Leveraging Safe - T RSAccess patented technology to the automotive cyber security, IOT – connected devices or Healthcare 9 Organic Growth – Penetrate deeper into customers networks, with Safe - T TrustWall Identity - based firewall

What Are Business IP Proxy Solutions?

- Websites increasingly **change their displayed information** based on user IP address, location & demographic attributes
- To conduct competitor analysis, price comparisons & data extraction companies need to access websites as a "simulated user" to capture the ***REAL*** & ***ACCURATE*** information



NetNut
SuperPROXY
$90
RETAIL
$90
COMPETITOR
$110
X
DATA
CENTER

Companies that do not adopt business IP proxy solutions that simulate different users are at risk of gathering incorrect & misleading data

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Safe-T

Our Business IP Proxy Platform

Our business IP proxy platform offers alternative data collection solutions:

- We allow clients to collect **accurate, transparent & increasingly personal data** from public online sources
- World's **fastest and most advanced/secured** business proxy network (no third-party computers are utilized)
- **Hybrid network** ensures security, quality, stability, speed & privacy
- All servers controlled internally (only company with **strategic worldwide ISP provider relationship**)

$200M Acquisition of IP Proxy Business

EMK acquired Luminati for 8x Revenues
(world's largest IP proxy provider)

EMK Capital
Enterprise Management Knowledge

Luminati

+20M
IP Addresses Available

+50
Countries Worldwide

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12 NASDAQ / TASE : SFET Our Business IP Proxy Use Cases Advertising E - Commerce Financial Markets Law Enforcement Airlines & Lodging Business & Leisure Travel Competitive Pricing Info Social Media Trends Banking & Finance Data for Hedge Funds Homeland Security Predictive Analytics Growth Drivers New products we develop internally, through M&A or JV ’ s, allow for cross selling, obtaining new customers & entering new industries 12 Added 3 products covering all business IP proxy solutions & tripled sales force Recent acquisition ( ChiCooked ) & new product offering expected to drive sales significantly Identifying early growth opportunities in various market segments for customers

13 NASDAQ / TASE : SFET Financial Overview $1.1M $ 1.4 M $3.3M $4.9M 2017 2018 2019 2020 Total Revenues ($Million) (USD $ in Millions) 9 Month Sept. 30, 2020 9 Month Sept. 30, 2019 Revenue $3.6 $2.2 Gross Profit $1.9 $1.2 Gross Margin 53% 53% Operating Loss ($6.6) ($6.2) Net Income (Loss) ($2.8) ($1.7) (USD $ in Millions) Sept. 30, 2020 Dec. 31, 2019 Cash & Cash Equivalents $13.8 $4.3 Total Debt $0.0 $7.7 1) Based on September 30, 2020 results 1 Strong balance sheet ($13.8M 1 in cash & no debt) Attractive Gross Margin Profile (50%+) 13 NASDAQ / TASE : SFET 1) 2018 - 2019 – Company completed restructuring resulting in new business model 2) 2020 – unaudited estimates 1 2

Experienced Leadership



Chen Katz
Chairman of the Board
- TechnoPlus Ventures (TASE: TNPV)
- Nanomedic Technologies
- Compulab



Amir Mizhar
Co-Founder, President & Chief Software Architect, Director
- eTouchware
- M-Technologies



Shachar Daniel
Co-Founder & CEO, Director
- PrimeSense / Apple (NASDAQ: AAPL)
- Logic
- Elbit (TLV: ESLT)



Eitan Bremler
Co-Founder, VP Corporate Development
- Israeli Intelligence Corps
- Radware (NASDAQ: RDWR)
- Radvision / Avaya (NYSE: AV)



Shai Avnit
Chief Financial Officer
- BriefCam
- BioProtect



Barak Avitbul
CEO, IP Proxy Business Unit (NetNut Ltd.)
- DiViNetworks



Hagit Gal, Adv.
Corporate Legal Counsel
- Emblaze



Avi Rubinstein
Chief Business Officer
- Israeli Intelligence Corps
- Nice
- CyberX
- VideoCodes
- ECTEL

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15 NASDAQ / TASE : SFET Key Takeaways Our business IP proxy (intelligent data collection) and cybersecurity services are disruptive, innovative & proven Rapid penetration into $ 10 B+ cybersecurity market Highly - scalable business model with 50% + YoY revenue growth & 50% + gross margins Strong balance sheet ( $ 13 . 8 M 1 in cash & no debt) Building significant partnership/distribution network worldwide with Tier - 1 Players (i . e . Fujitsu & Accenture) Pursuing strategic M&A with complementary businesses & technology, following two successful M&As Strong Customer Base : NASDAQ / TASE : SFET 15 15 NASDAQ / TASE : SFET 1) Based on September 30 , 2020 results

16 16 © 2021 Safe - T Group Ltd. All Rights Reserved. www.safe - t.com Investor Relations Gary Guyton Managing Director – MZ North America Direct: 469 - 778 - 7844 gary.guyton@mzgroup.us Company Shachar Daniel CEO Direct: 972 - 9 - 8666110 Shachar.daniel@safe - t.com Safe - T Group Ltd. 8 Aba Even Street Herzliya Pituach Herzliya 4672526 Israel NASDAQ / TASE : SFET

17 NASDAQ / TASE : SFET Cybersecurity Solutions (Remote) Standard Remote Access (VPN usually used) Remote Worker arrives at bank Authenticated by Guard Accesses bank Problems Authentication & access steps are managed by one component Access is before authentication Over permissive access Physical access is granted, no application specific enforcement Users can move around the network VPNs are vulnerable to attacks Benefits Authentication steps are split by multiple components Authentication before access & during session Least privilege access No physical access, only application - level access No lateral movement Remote Worker arrives to building in Manhattan Authenticated by Guard Transferred to bank Access to room at bank Our Secure Remote Access

18 NASDAQ / TASE : SFET Cybersecurity Solutions (Internal) Benefits Continuous authentication Least privilege access No physical access, only application - level access No lateral movement Add MFA to any application Internal Worker arrives at bank Uses key - card to operate elevator Enters elevator in bank Accesses floor Scans retina in office door and enters office Scans retina in file cabinet and opens file cabinet Opens file cabinet Standard Internal Access Problems Authentication done only upon connection to network Adding MFA to internal application is close to impossible Over permissive access Physical access is granted, no application specific enforcement Users can move around the network Internal Worker arrives at bank Uses key - card to operate elevator Enters elevator in bank Accesses floor Opens office Our Secure Internal Access

IP Proxy Business *(Example)*

Safe-t

Standard Online Information Search

Customer Desires competitive information → Performs online search → Gets blocked or worse gets misdirected with wrong information → Result is useless or damaging information

Problems

- Slow, cumbersome, small, unscalable, unreliable
- Target identifies & recognizes competitor's IP address
- Search is blocked
- Search is permitted and target pushes out purposefully misleading data
- No/Bad information

Our Online Information Search

Customer Hires NetNut to find competitive information

NetNut uses proprietary infrastructure & IP address library → Local IP addresses do not get blocked/misled → NetNut finds accurate & transparent information → Customer gets useful & actionable information

Benefits

- Significant Infrastructure with presence in 50+ countries worldwide
- Server-based IP addresses in 100's of cities worldwide
- Millions of residential IP addresses
- Fast & Secure

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